The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

August 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed July 31, 2020
File No. 333-232368

Dear Ms. Collins,

The OLB Group, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 3, 2020, regarding Amendment No. 10 to the Registration Statement on Form S-1 filed on July 31, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 11 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 10 to Form S-1 Filed on July 31, 2020

Impact of COVID-19, page 6

1.	We note your revised disclosures in response to prior comment 1. While you state that you expect an overall decrease in revenue and cash flows for the remainder of 2020 as compared to 2019, it remains unclear how your transaction volumes and revenues were impacted in the second quarter of fiscal 2020. To the extent management is aware of reasonably known material adverse effects of the pandemic on your current operations and financial condition, please discuss (and quantify if reasonably possible) the impact, or estimated range of such impact, on your transaction volumes, revenues and results of operations in the most recent quarter.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 20 and 61 of the Registration Statement to include the following:

Impact of COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 (coronavirus) outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. The virus and actions taken to mitigate its spread have had and are expected to continue to have a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates. In response to the pandemic, the Company is working with merchants to address potential changes to the purchase patterns of consumers. In addition, the Company is focusing on servicing merchants that sell products with an extended delivery time frame, that have products that are paid for in advance, and that work in the catering, ticketing, limo and travel related businesses which have been directly impacted by the social distancing requirement of the pandemic. Further, for those of the Company’s employees that are able to perform their job remotely, the Company has implemented a “remote work” policy and provided employees with the technology necessary to do continue to do their jobs from home and for those employees that are unable to perform their job from a remote location, the Company has taken steps to ensure appropriate distancing and added sanitizing stations along with requiring frequent hand washing and work station cleaning.

 Securities and Exchange Commission

August 5, 2020

The Company has experienced disruptions to its business and has observed disruptions for the Company’s customers and merchants which has resulted in a decline in transaction volume. While the volume of processing transactions by merchants in March was relatively in-line with the Company’s expectations that the number of transactions during March would be below the prior year because states in the United States began to implement stay-at-home orders, the number of transactions and resulting revenue was approximately 15% lower in March than in February and 30% lower in April than in March. In May, the number of transactions increased whereby they were 5% higher than in April, and in June, transactions were 7% higher than May. The Company’s revenue during the period of time decreased and then increased in the amount of similar to the percentage of month-to-month transaction volume. The following is a summary of a comparison of the number of transactions and transaction revenue for the first quarter and second quarter of 2020 and a comparison of the three months ended June 30, 2020 with the comparable period in 2019. The below summary of preliminary estimated unaudited financial results is not a comprehensive statement of our financial results for the three months ended June 30, 2020. We are still in the process of completing our financial statements for the subject period. Therefore, it is possible that adjustments to the data presented below will be made.

	First Quarter 2020	Second Quarter 2020	Change	Change
Revenue	$2,613,992	$2,000,035	$(613,958)	-23%
Net Loss	$(542,207)	$(510,409)	$31,798	6%
Transaction Vol	219,983,716	171,589,645	(48,394,071)	22%

	Second Quarter 2020	Second Quarter 2019	Change	Change
Revenue	$2,000,035	$2,581,940	$(581,905)	-29%
Net Loss	$(510,409)	$(472,838)	$(37,572)	-7%
Transaction Vol	171,589,645	226,135,952	(54,546,307)	-32%

We do estimate that the number of transactions will continue to stay at a depressed level or further decline from the prior year, along with revenues, until the response to the COVID-19 pandemic relaxes further stay-at-home restrictions and allows customers to make more point of purchase transactions for merchants and/or more merchants provide for additional contactless and online purchase options. The anticipated amount of anticipated decline from prior year is unknown, but it will be impacted by when consumers return to the level of purchasing that occurred in the prior year and before the pandemic. The Company does not anticipate that the pandemic will have a material impact on the Company’s business or liquidity. However, additional closings and reopenings of businesses in the future will likely result in a month over month decline and then increase similar to what occurred in March through June.

Securities and Exchange Commission

August 5, 2020

Notes to Financial Statements

Note 10. Subsequent Events, page F-43

2.	You state in your response to prior comment 3 that you anticipate taking a charge into earnings upon conversion of the notes to Messrs Herzog and Yakov. Please tell us what this charge relates to and the specific accounting guidance considered. Also, while we understand this event will not occur until consummation of the offering, to the extent this charge will be material to your future financial statements, such impact should be quantified here. We refer you to ASC 855-10-50-2. Similar disclosures should be made in the forepart of the filing.

Response: The Company respectfully advises the Staff that it has revised its interpretation of the accounting for the related party debt conversion and warrant issuance. The Company has determined the related party debt is being extinguished in order to protect the holders’ equity investment in the borrower. The debt holders were principal owners which in the aggregate own more than 70% of voting interests of the Company prior to this offering. We believe the debt holders equity investment in the Company is significant and indicates that the lender entered into the exchange to protect its equity investment. In accordance with ASC 470-50-40-2, an extinguishment transaction between related entities may be capital transactions. If the extinguishment accounting is applied, any gain or loss that results should be reflected in equity. As a result, we believe the extinguishment will not have any impact to the Company’s future financial statements and further disclosures related to ASC 855-10-50-2 are not necessary.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Barry I. Grossman, Esq. at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP